

Mail Stop 4561

October 26, 2017

John Blaisure
Chief Executive Officer
Max Sound Corporation
8837 Villa La Jolla Drive, Unit 12109
La Jolla, California, 92037

      Re: **Max Sound Corporation**
              Revised Preliminary Information Statement on Schedule 14C
              Filed October 20, 2017
              File No. 000-51886

Dear Mr. Blaisure:

We have reviewed the above-referenced filing. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response. Where we refer to prior comments we are referring to our letter dated October 19, 2017.

After reviewing your response to this comment, we may have additional comments.

General

1.   We note your response to prior comment 1 where you state that your bylaws require a "33.3% controlling vote to make certain changes." However, we are unable to locate such a provision in your bylaws, your certificate of designation for the Series A Convertible Preferred Stock, or any other charter documents filed since the creation of that class. Please advise, and provide your analysis for why the increase in authorized shares of common stock requires only the approval of shareholders representing 33.3% of total voting power over the company under your charter documents and how the provision is consistent with Section 242(b) of the Delaware General Corporation Law.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Please contact Ivan Griswold, Staff Attorney, at (202) 551-3853, with any questions. If you require further assistance, you may contact the undersigned at (202) 551-3483.

Sincerely,

/s/ Katherine Wray

Katherine Wray
Attorney-Advisor
Office of Information Technologies
and Services